SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 17)

Herc Holdings Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

                                                                    ________42704L104_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ May 4, 2020________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,442,653 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,442,653 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,442,653 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.96%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,574,644 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,802,244 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,802,244 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 13.06%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,275 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,275 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,275 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 30,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 30,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 30,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.10%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 330 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 330 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 330 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 42704L104
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 17 to Schedule 13D on the Common Stock of Herc Holdings Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 10, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by AC through an 83% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $8,020,453 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.  GAMCO and Gabelli Funds used approximately $5,983,414 and $1,884,851, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.  MJG Associates used approximately $96,082 of client funds to purchase the additional Securities reported by it. GCIA used approximately $17,453 of client funds to purchase the additional Securities reported by it. GGCP used approximately $35,600 of working capital to purchase the additional Securities reported by it. AC used $3,053 of working capital to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 5,289,502 shares, representing 18.17% of the 29,111,222 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended March 31, 2020.  The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Mario Gabelli AC MJG Associates Teton Advisors GGCP	3,802,244 1,442,653 3,275 1,000 330 30,000 6,000 4,000	13.06% 4.96% 0.01% 0.00% 0.00% 0.10% 0.02% 0.01%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 227,600 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2020

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Kenneth D. Masiello Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Chief Accounting Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman Joseph Fernandez	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary Controller and Financial and Operations Principal

                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-HERC HOLDINGS INC.

          MJG ASSOCIATES, INC.
                       4/27/20            4,000            24.0205
          GABELLI & COMPANY INVESTMENT ADVISERS, INC.
                       4/23/20              125            22.4400
                       3/27/20              200            20.6550
                       3/09/20              400            26.2925
          GAMCO ASSET MANAGEMENT INC.
                       5/04/20              500            25.3980
                       5/01/20              100-           25.6150
                       5/01/20           10,000-           26.0845
                       5/01/20            1,400-           26.0800
                       4/30/20              300-           29.0900
                       4/30/20              105            28.3300
                       4/30/20              775            28.3242
                       4/29/20            3,400-           29.5471
                       4/29/20            6,000            29.1526
                       4/29/20              200-           29.8700
                       4/29/20              500-           27.3260
                       4/29/20           10,000            29.2302
                       4/28/20              300            25.5660
                       4/28/20              300            25.6247
                       4/28/20              400-           25.4400
                       4/28/20            2,000            25.6945
                       4/27/20            3,000            23.9703
                       4/27/20              800            23.1550
                       4/27/20              300-           24.2033
                       4/27/20            7,000            23.9269
                       4/24/20            2,000            21.1945
                       4/24/20           10,000            22.3807
                       4/24/20              700-           22.5000
                       4/24/20           10,000            21.9294
                       4/24/20              400-           21.6378
                       4/23/20              216            20.5027
                       4/23/20            4,000            20.1824
                       4/22/20            3,000            21.1934
                       4/22/20            6,000            21.1733
                       4/22/20            3,000            20.5000
                       4/22/20            1,600-           21.0013
                       4/22/20            3,000            21.1927
                       4/22/20            1,100            20.9154
                       4/22/20            6,000-           21.1933
                       4/21/20               65            20.2582
                       4/21/20            6,100            20.3794
                       4/20/20              100-           21.0000
                       4/20/20            6,000            21.0291
                       4/20/20               40-           21.5535
                       4/20/20            2,000            21.5973
                       4/20/20               44-             *DO
                       4/17/20            5,000            21.5918
                       4/17/20              800-           20.7442
                       4/17/20              500-           21.4211
                       4/17/20                5-             *DO
                       4/17/20              140-             *DO
                       4/17/20               25-             *DO
                       4/17/20               57-             *DO
                       4/16/20            1,200-           19.3269
                       4/16/20           10,500            19.6237
                       4/16/20            1,000            19.3584
                       4/16/20              200-           19.0301
                       4/16/20              100-             *DO
                       4/16/20            1,600-           19.4612
                       4/16/20            5,000            19.8320
                       4/16/20            4,000            19.7949
                       4/15/20               17-             *DO
                       4/15/20               34-             *DO
                       4/15/20            1,300            20.9662
                       4/15/20              300-           20.7613
                       4/15/20               33-             *DO
                       4/15/20            9,600-           20.5317
                       4/15/20              300-           20.6913
                       4/15/20            3,000            20.0336
                       4/14/20              800-           22.0879
                       4/14/20           10,000            22.1082
                       4/14/20            9,700-           22.1755
                       4/14/20            2,000            21.9373
                       4/13/20              315            21.4265
                       4/13/20            1,500            23.3000
                       4/13/20                6            21.5250
                       4/13/20               87            21.4269
                       4/13/20               59            21.5244
                       4/13/20              200            23.4000
                       4/13/20              200-           21.2100
                       4/13/20            9,700-           21.4614
                       4/13/20              500-           21.1300
                       4/13/20              200-           21.1100
                       4/13/20              300            21.2588
                       4/13/20            3,000            21.6201
                       4/13/20              309            21.5242
                       4/13/20               56            21.5241
                       4/13/20               75            21.5240
                       4/13/20               21            21.5238
                       4/13/20                1            21.4300
                       4/13/20               60            21.4270
                       4/13/20               86            21.5243
                       4/13/20              619            21.4268
                       4/13/20            2,964            21.4267
                       4/13/20              196            21.4266
                       4/13/20                5            21.4260
                       4/13/20               50            21.4264
                       4/13/20               24            21.4263
                       4/13/20              400            22.5525
                       4/09/20           15,000-           22.8672
                       4/08/20              400            21.6000
                       4/08/20           14,000-           21.9494
                       4/08/20               23-           21.7496
                       4/08/20               21-           21.7495
                       4/07/20              500            21.0000
                       4/07/20            1,800-           21.3416
                       4/07/20               48-             *DO
                       4/07/20            3,000            21.3324
                       4/06/20               12-           20.6892
                       4/06/20                9-           20.6889
                       4/06/20               18-           20.6894
                       4/06/20              200            20.3900
                       4/06/20              500            20.1500
                       4/06/20               55            20.7702
                       4/06/20            2,400-           20.4049
                       4/06/20               16-           20.6900
                       4/06/20              300-             *DO
                       4/03/20            2,885            17.9423
                       4/03/20              439            18.2500
                       4/03/20            2,800            18.1607
                       4/03/20              900            18.1000
                       4/03/20              100            18.3500
                       4/03/20           15,700            18.4989
                       4/02/20            7,500            19.6803
                       4/02/20            1,000            19.8500
                       4/02/20              561            18.5000
                       4/02/20            1,100            19.4354
                       4/01/20              400-             *DO
                       4/01/20            2,500            18.5000
                       4/01/20            1,200            18.9375
                       4/01/20              118            18.6850
                       4/01/20           12,115            19.0118
                       3/31/20            2,800-           20.9593
                       3/31/20            1,400-           19.6059
                       3/31/20               76-           20.8505
                       3/31/20               25-           20.8504
                       3/31/20            1,400            20.0593
                       3/31/20            1,500            19.5852
                       3/31/20              350-             *DO
                       3/30/20           11,500            18.7667
                       3/30/20              200-           19.0200
                       3/30/20            1,700            18.9081
                       3/30/20            1,068-           19.6039
                       3/30/20            2,770            19.2098
                       3/30/20            2,000-             *DO
                       3/30/20              400            18.4057
                       3/30/20            2,200-           18.8827
                       3/30/20              800-           19.0000
                       3/30/20              450            19.0200
                       3/30/20              300            19.0000
                       3/27/20              800            19.8738
                       3/27/20              101            19.8897
                       3/27/20               40            19.9100
                       3/27/20              154            19.9795
                       3/27/20            2,000            19.7410
                       3/27/20            6,000            19.9871
                       3/27/20              500            19.3477
                       3/26/20               30-           24.7500
                       3/26/20            1,500-           22.4960
                       3/26/20              200-           23.0150
                       3/26/20              700-           23.3284
                       3/26/20              800-           23.8550
                       3/26/20            1,600-           24.5575
                       3/26/20              100-           24.7200
                       3/26/20              200            22.6332
                       3/26/20               30            24.7500
                       3/26/20              267            22.9562
                       3/26/20              600            22.6072
                       3/26/20              900-             *DO
                       3/26/20               30-           24.7500
                       3/25/20              700            20.4100
                       3/25/20              800-           21.6141
                       3/25/20              350-           22.7100
                       3/25/20               92            20.4037
                       3/25/20              600            20.4534
                       3/25/20            6,000            21.4016
                       3/25/20              400            22.2487
                       3/25/20              700            22.4285
                       3/25/20              300            22.4413
                       3/25/20              200-           20.4450
                       3/25/20            5,300-           21.3029
                       3/24/20              500            17.7900
                       3/24/20            1,000            17.4789
                       3/24/20               77            16.5823
                       3/24/20            1,500            16.7604
                       3/24/20            2,000            17.8978
                       3/24/20            1,000            16.1140
                       3/24/20            7,543-           17.2754
                       3/24/20            1,200-             *DO
                       3/24/20              500            18.1300
                       3/23/20               10-           12.9760
                       3/23/20              107-           13.1336
                       3/23/20              750            14.6000
                       3/23/20               43-           13.1337
                       3/23/20            1,000            14.0622
                       3/23/20            1,000            13.8708
                       3/23/20            4,000            13.8306
                       3/23/20            3,400            13.8515
                       3/23/20                9-             *DO
                       3/23/20              300-           14.0000
                       3/23/20              400-             *DO
                       3/23/20               13-           12.9754
                       3/23/20               18-             *DO
                       3/23/20               10-             *DO
                       3/20/20               49-             *DO
                       3/20/20            4,000-           14.2834
                       3/20/20               43-             *DO
                       3/20/20            5,600-             *DO
                       3/20/20              200-           14.3300
                       3/20/20              500            15.3000
                       3/20/20              950-           15.1439
                       3/20/20            1,500            14.6780
                       3/20/20            1,000            14.5175
                       3/20/20              145-             *DO
                       3/20/20               14-             *DO
                       3/19/20            2,000-           13.9244
                       3/19/20              300            12.5700
                       3/19/20            7,000            15.5439
                       3/19/20              300-             *DO
                       3/19/20              300-           12.5700
                       3/18/20              400-           14.7804
                       3/18/20              500              *DI
                       3/18/20            2,500            16.8000
                       3/17/20              600-             *DO
                       3/17/20            1,400-             *DO
                       3/17/20               12-           19.8617
                       3/17/20               20-           19.8610
                       3/17/20                4-           19.8625
                       3/17/20              300            19.7240
                       3/17/20              200-           18.9100
                       3/17/20            6,400            19.9702
                       3/17/20              700            19.7240
                       3/17/20            5,100-             *DO
                       3/17/20            4,000            19.9750
                       3/17/20                9-           19.8611
                       3/17/20              500            19.1376
                       3/16/20               12-             *DO
                       3/16/20               33-             *DO
                       3/16/20              200-           21.2400
                       3/16/20            3,000            21.6033
                       3/16/20               21-             *DO
                       3/16/20           16,000            21.2767
                       3/16/20              400            20.9350
                       3/16/20           14,039            21.5153
                       3/16/20            6,300            22.1445
                       3/16/20              400            21.2050
                       3/13/20           14,369            22.3486
                       3/13/20              600-           22.6943
                       3/13/20              100-           22.5900
                       3/13/20               75-           21.1299
                       3/13/20              300-             *DO
                       3/13/20               39-           22.5195
                       3/13/20               33            22.9000
                       3/13/20            1,500            22.3422
                       3/13/20                6-           22.5200
                       3/12/20              200            24.2500
                       3/12/20           11,717            21.8890
                       3/12/20            1,100            22.1500
                       3/11/20           15,293            26.5461
                       3/11/20               32-             *DO
                       3/11/20               70-           26.0500
                       3/11/20              200-           26.0300
                       3/11/20              254-             *DO
                       3/11/20              200            26.0150
                       3/11/20              650-           26.1052
                       3/11/20           18,000            26.1877
                       3/11/20               73            26.1958
                       3/11/20               38            26.0074
                       3/11/20            2,000            26.4395
                       3/11/20            8,200            26.8060
                       3/11/20              775            26.6337
                       3/11/20              113-             *DO
                       3/10/20           34,000            27.5375
                       3/10/20               40-           27.4995
                       3/10/20                5-           27.5000
                       3/10/20              200-           26.7700
                       3/10/20              500            27.2500
                       3/10/20               26-           27.4996
                       3/10/20               77-           27.4994
                       3/10/20               29-           27.4993
                       3/10/20               10-           27.4990
                       3/10/20            1,700-             *DO
                       3/10/20               37            27.1292
                       3/09/20               36            28.1000
                       3/09/20              400-             *DO
                       3/09/20              500-             *DO
                       3/09/20              500-             *DO
                       3/09/20              400-             *DO
                       3/09/20              800-             *DO
                       3/09/20               47              *DI
                       3/05/20            2,500            33.5629
          GGCP, INC.
                       3/18/20            2,000            17.8000
          TETON ADVISORS, INC.
                       4/28/20            1,000-           25.7800
                       4/28/20            1,000-           25.4400
                       4/27/20            4,000-           22.5000
                       4/24/20            4,000-           21.9137
                       4/13/20            1,000            23.0080
                       3/10/20            2,000            27.4150
          GABELLI FUNDS, LLC.
             GABELLI FOCUS FIVE FUND
                       3/30/20            5,500            18.9886
                       3/27/20            4,500            19.7971
                       3/09/20            4,382            26.6679
             GABELLI VALUE PLUS TRUST PLC
                       4/20/20            2,000            21.4150
                       4/16/20            2,000            19.6186
                       4/15/20            2,000            20.2500
                       3/11/20            5,000            26.0500
                       3/10/20           15,000            27.8658
             GABELLI SMALL CAP GROWTH FUND
                       4/07/20            4,000-           21.7461
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                       3/30/20            2,000            18.8000
             GABELLI GO ANYWHERE TRUST
                       4/06/20            1,500-           20.6940
                       3/17/20            1,557-           18.8960
                       3/10/20            4,057            27.1249
             GABELLI GLOBAL RISING INCOME AND DIVIDEND FUND
                       4/14/20            1,000            22.1930
             GABELLI EQUITY TRUST
                       5/01/20            4,300            26.0032
                       4/29/20              700            27.3156
                       4/24/20           10,000            22.0184
                       4/06/20            5,000            20.4791
             GABELLI EQUITY INCOME FUND
                       3/26/20            2,800-           22.7802
             GABELLI DIVIDEND & INCOME TRUST
                       5/04/20           10,000            26.1268
                       5/01/20            7,100            26.0032
                       4/29/20            2,900            27.3156
                       4/24/20           10,000            22.0184
                       4/23/20            3,000            20.2316
                       3/25/20            4,000            19.9753
                       3/19/20           15,000            13.3142
             GABELLI CONVERTIBLE & INCOME SECURITIES FUND INC.
                       4/30/20            1,000-           29.0900
                       4/27/20            1,000-           24.0748
                       3/11/20              800            26.0000
             GABELLI ASSET FUND
                       4/27/20            2,000            24.0799
                       4/23/20            3,000            20.2316
                       3/25/20            3,000            19.9753
             GAMCO ALL CAP VALUE
                       3/27/20              400-           19.6668
          ASSOCIATED CAPITAL GROUP INC.
                       4/09/20              130            23.4800

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.